                                                                    Exhibit 99.2

General
-------

     Provident Bank (the "Bank") is a federally chartered thrift institution operating as a community bank and conducting business primarily in Rockland County, New York. On January 7, 1999, the Bank completed its reorganization into a mutual holding company structure, and Provident Bancorp, Inc., the Bank's holding company (the "Company") issued 3,864,000 shares of common stock to the public and 4,416,000 shares to Provident Bancorp, MHC. As a result of the stock offering, the Company raised net proceeds of approximately $37.4 million, prior to the purchase of stock by the Bank's ESOP. The ESOP, which did not purchase shares in the offering, has been authorized to purchase 8% of the shares issued to the public, or approximately 309,100 shares. The reorganization and stock offering were completed subsequent to September 30, 1998, which was the Bank's last fiscal year end. Therefore, the financial statements included in this Form 10-K, and the management's discussion and analysis which follows, are for the Bank only. This financial information should be read in conjunction with the Company's Prospectus, dated November 12, 1998.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

          This annual report on Form 10-K contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believe", "anticipates", "plans", "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those contemplated by such forward-looking statements. These important factors include, without limitation, the Bank's continued ability to originate quality loans, fluctuations in interest rates, real estate conditions in the Bank's lending areas, general and local economic conditions, unanticipated Year 2000 issues, the Bank's continued ability to attract and retain deposits, the Company's ability to control costs, new accounting pronouncements, and changing regulatory requirements. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Management of Market Risk

     Qualitative Analysis. Like other financial institutions, the Bank's most significant form of market risk is interest rate risk. The general objective of the Bank's interest rate risk management is to determine the appropriate level of risk given the Bank's business strategy, and then manage that risk in a manner that is consistent with the Bank's policy to reduce the exposure of the Bank's net interest income to changes in market interest rates. The Bank's asset/liability management committee ("ALCO"), which consists of senior management, evaluates the interest rate risk inherent in certain assets and liabilities, the Bank's operating environment, and capital and liquidity requirements, and modifies lending, investing and deposit gathering strategies
accordingly.   A committee of the Board of Directors reviews the ALCO's
activities and strategies, the effect of those strategies on the Bank's net interest margin, and the effect that changes in market interest rates would have on the value of the Bank's loan and securities portfolios.

     The Bank actively evaluates interest rate risk concerns in connection with its lending, investing, and deposit gathering activities. The Bank emphasizes the origination of residential monthly and bi-weekly fixed-rate mortgage loans, residential and commercial adjustable-rate mortgage ("ARM") loans, and consumer loans. Depending on market interest rates and the Bank's capital and liquidity position, the Bank may retain all of its newly originated fixed-rate, fixed-term residential mortgage loans or may decide to sell all or a portion of such longer-term loans on a servicing-retained basis. The Bank also invests in short-term securities, which generally have lower yields compared to longer-term investments. Shortening the maturities of the Bank's interest-earning assets by increasing investments in shorter-term loans and securities helps to better match the maturities and interest rates of the Bank's assets and liabilities, thereby reducing the exposure of the Bank's net interest income to changes in market interest rates. These strategies may adversely impact net interest income due to lower initial yields on these investments in comparison to longer term, fixed-rate loans and investments. The Bank has also purchased interest rate caps to synthetically extend the duration of its portfolio of short-term certificates of deposit. The counterparty in the transaction has agreed to make interest payments to the Bank, based on a $20 million notional amount, to the extent that the three-month LIBOR rate exceeds 6.5% over the term of the cap agreement, which has a five year term ending in March 2003. By purchasing shorter term assets and extending the duration of its liabilities, management believes that the corresponding reduction in interest rate risk will enhance long-term profitability.

     Quantitative Analysis. The Bank monitors interest rate sensitivity primarily through the use of a model that simulates net interest income under varying interest rate assumptions. The Bank also evaluates this sensitivity through a net portfolio value model that estimates the change in the Bank's net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. Both models assume estimated loan prepayment rates, reinvestment rates and deposit decay rates which management believes are most likely based on historical experience during prior interest rate changes.

     The table below sets forth, as of September 30, 1998, the estimated changes in the Bank's NPV and its net interest income that would result from the designated instantaneous changes in the U.S. Treasury yield curve.

                                  NPV                              Net Interest Income
                    --------------------------------   --------------------------------------------
                                  Estimated Increase                     Increase (Decrease) in
      Change in                    (Decrease) in NPV    Estimated     Estimated Net Interest Income
   Interest Rates   Estimated     ------------------   Net Interest   -----------------------------
   (basis points)      NPV         Amount    Percent      Income       Amount               Percent
   --------------   ---------     --------   -------   ------------   --------              -------
                                             (Dollars in Thousands)
      +300            $54,461     $(19,385)     (26)%       $23,141      $(116)                   -%
      +200             61,811      (12,037)     (16)         23,318         60                    -
      +100             67,830       (6,019)      (8)         23,288         30                    -
         0             73,849            -        -          23,257          -                    -
      -100             76,674        2,821        4          23,038       (219)                  (1)
      -200             79,498        5,649        8          22,818       (440)                  (2)
      -300             79,460        5,612        8          22,576       (681)                  (3)

     The table indicates that at September 30, 1998, in the event of an abrupt 200 basis point decrease in interest rates, the Bank would be expected to experience an 8% increase in NPV and a 2% decline in net interest income. In the event of an abrupt 200 basis point increase in interest rates, the Bank would be expected to experience a 16% decrease in NPV and see a negligible change in net interest income. Since September 30, 1998, there have been no significant changes in the Bank's interest rate risk exposures or how those exposures would be managed, although the Bank's NPV increased significantly as a result of its receipt (and reinvestment) of a portion of the proceeds from the stock offering. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not reflect any actions management may undertake in response to changes in interest rates.

     Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV requires making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The NPV table presented above assumes that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. It also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or the repricing characteristics of specific assets and liabilities. Accordingly, although the NPV table provides an indication of the Bank's sensitivity to interest rate changes at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and will differ from actual results.

Analysis of Net Interest Income

     Net interest income is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Net interest income depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them, respectively.

     The following tables set forth average balance sheets, average yields and costs, and certain other information for the years ended September 30, 1998, 1997 and 1996. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are monthly average balances which, in the opinion of management, are not materially different from daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums which are included in interest income.


                                                                          Years Ended September 30,
                                   -----------------------------------------------------------------------------------------------
                                                 1998                            1997                            1996
                                   ------------------------------- ------------------------------- -------------------------------
                                     Average                         Average                         Average
                                   Outstanding            Average  Outstanding            Average  Outstanding           Average
                                     Balance   Interest Yield/Rate   Balance   Interest Yield/Rate   Balance   Interest Yield/Rate
                                   ----------- -------- ---------- ----------- -------- ---------- ----------- -------- ----------
                                                                        (Dollars in Thousands)
Interest-earning assets:
 Loans receivable (1)                 $428.460  $35,032     8.18%     $385,355  $32,544     8.45%    $348,155   $29,210     8.39%
 Mortgage-backed securities (2)        136,011    8,822     6.49       144,252    9,398     6.52      137,772     9,008     6.54
Investment securities (2)               64,177    3,791     5.91        71,826    4,385     6.11       66,554     4,020     6.04
 Other                                   4,345      303     6.97         3,526      228     6.47        5,681       328     5.77
                                      --------  -------               --------  -------              --------   -------
  Total interest-earning assets        632,993   47,948     7.57       604,959   46,555     7.70      558,162    42,566     7.63
                                                -------                         -------                         -------
Non-interest-earning assets             30,254                          31,861                         24,009
                                      --------                        --------                       --------
  Total assets                        $663,247                        $636,820                       $582,171
                                      ========                        ========                       ========
Interest-bearing liabilities:
 Savings deposits (3)                 $166,529    3,697     2.22      $164,726    3,670     2.23     $161,215     3,592     2.23
 Money market and NOW deposits         114,542    2,687     2.35       109,289    2,675     2.45       99,344     2,480     2.50
Certificates of deposit                240,987   12,771     5.30       237,262   12,347     5.20      212,476    11,041     5.20
Borrowings                              28,816    1,725     5.99        23,730    1,487     6.27        22,686    1,472     6.49
                                      --------  -------               --------  -------              --------   -------
Total interest-bearing liabilities     550,874   20,880     3.79       535,007   20,179     3.78       495,721   18,585     3.75
                                                -------                         -------                         -------
Non-interest-bearing liabilities        58,995                          53,489                          40,880
                                      --------                        --------                       --------
Total liabilities                      609,829                         588,496                         536,601
Equity                                  53,418                          48,324                          45,570
                                      --------                        --------                        --------
Total liabilities and equity          $663,247                        $636,820                        $582,171
                                      ========                        ========                        ========

Net interest income                             $27,068                         $26,376                        $23,981
                                                =======                         =======                        =======
Net interest rate spread (4)                                3.78%                           3.92%                           3.88%
Net interest-earning assets (5)        $82,119                         $69,952                         $62,441
                                      ========                        ========                        ========

Net interest margin (6)                                     4.28%                           4.36%                           4.30%

Ratio of interest-earning assets
   To interest-bearing liabilities     114.91%                         113.07%                         112.60%

____________________________________

(1) Balances include the effect of net deferred loan origination fees and costs, loans in process and the allowance for loan losses.
(2)  Average outstanding balances are based on amortized cost.
(3)  Includes club accounts and interest-bearing mortgage escrow balances.
(4) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(5) Net earning assets represents total interest-earning assets less total interest-bearing liabilities.
(6) Net interest margin represents net interest income divided by average total interest-earning assets.

  The following table presents the dollar amount of changes in interest income and interest expense for the major categories of the Bank's interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate) and (ii) changes attributable to rate (i.e., changes in average rate multiplied by prior-period average balances). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                             Year Ended September 30,
                                                  ----------------------------------------------------------------------------
                                                               1998 vs. 1997                           1997 vs. 1996
                                                  --------------------------------------    ----------------------------------
                                                  Increase(Decrease)                        Increase(Decrease)
                                                        Due to                   Total            Due to               Total
                                                  ------------------           Increase     ------------------       Increase
                                                  Volume       Rate           (Decrease)    Volume        Rate      (Decrease)
                                                  ------     -------          ----------    ------        ----      ----------
                                                                                   (In Thousands)
Interest-earning assets:
Loans receivable......................            $3,550     $(1,062)             $2,488    $3,141        $193          $3,334
Mortgage-backed securities............              (535)        (41)               (576)      422         (32)            390
Investment securities.................              (456)       (138)               (594)      322          43             365
Other.................................                56          19                  75      (135)         35            (100)
                                                  ------     -------              ------    ------        ----          ------

  Total interest-earning assets.......             2,615      (1,222)              1,393     3,750         239           3,989
                                                  ------     -------              ------    ------        ----          ------

Interest-bearing liabilities:
Savings deposits......................                40         (13)                 27       78           -              78

Money market and NOW
  deposits............................               125        (113)                 12       244         (49)            195
Certificates of deposit...............               196         228                 424     1,290          16           1,306
Borrowings............................               307         (69)                238        65         (51)             15
                                                  ------     -------              ------    ------        ----          ------

  Total interest-bearing liabilities..               668          33                 701     1,678         (84)          1,594
                                                  ------     -------              ------    ------        ----          ------

Change in net interest income.........            $1,947     $(1,255)             $  692    $2,072        $323          $2,395
                                                  ======     =======              ======    ======        ====          ======

Comparison of Financial Condition at September 30, 1998 and September 30, 1997

     Total assets increased by $42.4 million, or 6.5%, to $691.1 million at September 30, 1998 from $648.7 million at September 30, 1997. The growth in assets was primarily attributable to a $59.2 million increase in loans receivable, partially offset by decreases of $11.1 million in mortgage-backed securities and $3.5 million in investment securities, as the Bank's asset mix continued to shift from securities into loans. Asset growth was funded primarily from deposit inflows through the Bank's existing branch network. Investment securities at September 30, 1998 totaled $67.2 million, a decrease of $3.5 million from $70.7 million at September 30, 1997. Mortgage-backed securities at September 30, 1998 totaled $129.1 million, a decrease of $11.1million from September 30, 1997. One- to four- family residential mortgage loans increased by $48.3 million to $290.2 million at September 30, 1998 from $241.9 million at September 30, 1997, reflecting the continuation of the strong market for new mortgage loans and loan refinancings. The increase consisted of a $49.3 million increase in fixed-rate loans partially offset by a $1.0 million decline in adjustable-rate loans, as borrowers preferred fixed-rate mortgage loans in the current low interest rate environment. Due to the significant increase in loan refinancings, the Bank reentered the secondary mortgage sales market after an absence of three years by selling substantially all of its 30 year fixed-rate loans originated between December 1, 1997 and September 30, 1998. On a combined basis, total outstanding balances in the Bank's commercial loan categories (commercial mortgages, multi-family mortgages, construction loans to builders and business loans) increased by $10.6 million, or 10.1%, to $115.7 million at September 30, 1998 from $105.1 million at September 30, 1997. Other assets of the Bank decreased to $5.8 million at September 30, 1998 from $7.2 million at September 30, 1997, primarily due to $1.6 million in amortization of core deposit purchase premiums.

     Total deposits at September 30, 1998 were $573.2 million, an increase of $26.4 million, or 4.8%, from $546.8 million at September 30, 1997. The increase was partly due to growth in the Bank's demand and NOW accounts, which increased by $9.9 million to $92.1 million at September 30, 1998 from $82.2 million at September 30, 1997, largely as a result of the Bank's promotion of its "Select" and "Select Plus" checking account products. The Bank's passbook savings accounts, certificates of deposit and money market accounts grew to $155.9 million, $249.2 million and $76.0 million, respectively, at September 30, 1998, representing increases of $2.7 million, $13.1 million and $671,000, respectively, over the period.

     FHLB borrowings at September 30, 1998 were $38.6 million, an increase of $14.6 million from $24.0 million at September 30, 1997. Mortgage escrow funds increased by $1.3 million to $5.9 million at September 30, 1998 from $4.6 million at September 30, 1997, while the bank overdraft liability decreased by $6.3 million to $11.3 million at September 30, 1998 from $17.6 million at September 30, 1997.

     Total equity increased to $55.2 million at September 30, 1998 from $50.4 million at September 30, 1997, reflecting net income of $4.2 million and a $559,000 increase in the after-tax net unrealized gain on securities available for sale.

Comparison of Operating Results for the Years Ended September 30, 1998 and September 30, 1997

     General. Net income for the fiscal year ended September 30, 1998 was $4.2 million, a decrease of $356,000, or 7.7 %, from net income of $4.6 million for the fiscal year ended September 30, 1997. The decrease was due primarily to increases in the provision for loan losses and non-interest expense, partially offset by an increase in net interest income and a decrease in income tax expense.

     Interest Income. Interest income increased by $1.4 million, or 3.0%, to $48.0 million for the fiscal year ended September 30, 1998 from $46.7 million for the fiscal year ended September 30, 1997. The increase was due primarily to an increase in average interest-earning assets. The impact of declining yields and spreads was partially offset by a change in asset mix. Loan balances increased while investment and mortgage-backed securities declined. The effect of a $2.5 million increase in income from loans was partially offset by a $576,000 decrease in income from mortgage-backed securities and a $519,000 decrease in income from investment securities and other interest-earning assets. The increase in income from loans was attributable to a $43.1 million increase in the average balance of loans to $428.5 million from $385.4 million, partially offset by a 27 basis point decrease in the average yield on loans to 8.18% from 8.45%. The increase in average loans resulted primarily from the origination of one- to four- family mortgage loans. The decrease in the average yield on loans reflects declining market interest rates, as the Bank originated new one- to four-family loans with yields lower than the average yield on the existing loan portfolio. The decrease in income from mortgage-backed securities was attributable almost entirely to an $8.3 million decrease in the average balance of mortgage-backed securities to $136.0 million from $144.3 million, as the average yield on mortgage-backed securities remained essentially unchanged. The decrease in income from investment securities was attributable to a $7.6 million decrease in the average balance of investment securities to $64.2 million from $71.8 million, combined with a 20 basis point decrease in the average yield on investment securities to 5.91% from 6.11%.

     Interest Expense. Interest expense increased by $701,000, or 3.5%, to $20.9 million for the fiscal year ended September 30, 1998 from $20.2 million for the fiscal year ended September 30, 1997. This increase was due primarily to a $15.9 million increase in the average balance of interest-bearing liabilities in the 1998 period compared to the 1997 period. The increase in overall interest expense resulted primarily from a $424,000 increase in interest expense on certificates of deposit and a $238,000 increase in interest expense on borrowings. The increase attributable to certificates of deposit resulted from a $3.7 million increase in the average balance of certificates of deposit to $241.0 million in fiscal 1998 from $237.3 million in fiscal 1997, combined with a 10 basis point increase in the average cost of certificates of deposit to 5.30% from 5.20%. The increase attributable to borrowings resulted from a $5.1 million increase in the average balance of borrowings to $28.8 million for the fiscal year ended September 30, 1998 from $23.7 million for the fiscal year ended September 30, 1997, which was partially offset by a 28 basis point decrease in the average cost of borrowings to 5.99% from 6.27%.

     Net Interest Income. For the fiscal years ended September 30, 1998 and 1997, net interest income was $27.1 million and $26.4 million, respectively. The $692,000 increase in net interest income was primarily attributable to a $12.2 million increase in net interest-earning assets (interest-earning assets less interest-bearing liabilities), partially offset by a 14 basis point decline in the net interest rate spread to 3.78% from 3.92%. The Bank's net interest margin decreased to 4.28% in the fiscal year ended September 30, 1998 from 4.36% in the fiscal year ended September 30, 1997.

     Provision for Loan Losses. The Bank records provisions for loan losses, which are charged to earnings, in order to maintain the allowance for loan losses at a level which is considered appropriate to absorb probable loan losses inherent in the existing portfolio. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, evaluations of real estate collateral, current and anticipated economic conditions, volume and type of lending, and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management of the Bank assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses in order to maintain the adequacy of the allowance. The Bank's provision for loan losses increased by $679,000 to $1.7 million for the fiscal year ended September 30, 1998 from $1.1 million for the fiscal year ended September 30, 1997. The increased provision reflects continued loan portfolio growth, including commercial real estate and commercial business loans, as well as an increase in non-performing loans to $6.1 million at September 30, 1998 from $4.7 million at September 30, 1997.

     Non-Interest Income. Non-interest income increased by $369,000, or 13.6%, to $3.1 million for the fiscal year ended September 30, 1998 from $2.7 million for the fiscal year ended September 30, 1997. This reflects a $164,000 increase in the gain on sale of loans to $170,000 in fiscal 1998 from $6,000 in fiscal 1997, primarily from a higher volume of loan sales, as the Bank sold newly originated, longer term fixed-rate mortgage loans as part of its interest rate risk management. In addition, deposit-related fees and charges increased $137,000, or 6.7%, to $2.2 million for the fiscal year ended September 30, 1998 from $2.0 million for the fiscal year ended September 30, 1997.

     Non-Interest Expense. Non-interest expense increased by $1.2 million, or 5.9%, to $21.8 million for the fiscal year ended September 30, 1998 from $20.6 million for the fiscal year ended September 30, 1997. Compensation and employee benefits increased by $591,000 to $10.5 million from $9.9 million primarily due to a $335,000, or 4.9%, increase in salaries for Bank officers and staff, and a $90,000 increase in medical and disability insurance. In addition, there was a charge of approximately $190,000 related to the early termination of a long-term incentive plan for senior officers and directors. The increase in non-interest expense also reflects $340,000 in conversion-related expenses associated with the new core processing system and an increase of $160,000 in legal expenses.

     Income Taxes. Income tax expense was $2.3 million for the fiscal year ended September 30, 1998 compared to $2.8 million for fiscal 1997, representing effective tax rates of 35.6% and 38.1%, respectively.

Comparison of Operating Results for the Years Ended September 30, 1997 and September 30, 1996

     General. Net income for the fiscal year ended September 30, 1997 was $4.6 million, an increase of $2.5 million, or 119.3%, from net income of $2.1 million
for the fiscal year ended September 30, 1996.   The increase was due primarily
to a $3.3 million special assessment during fiscal 1996 to recapitalize the Savings Association Insurance Fund ("SAIF"). The after-tax impact of this one-time assessment was a $2.0 million reduction of net income in fiscal 1996. The remaining increase in net income was due to higher net interest income and non-interest income, partially offset by increases in non-interest expenses and income tax expense.

     Interest Income. Interest income increased by $4.0 million, or 9.4%, to $46.7 million for the year ended September 30, 1997 from $42.6 million for the year ended September 30, 1996. The increase was primarily due to a $3.3 million increase in income from loans, a $390,000 increase in income from mortgage-backed securities and a $365,000 increase in income from investment securities. The increase in income from loans was attributable to a $37.2 million increase in the average balance of loans to $385.4 million from $348.2 million, and a 6 basis point increase in the average yield on loans from 8.39% to 8.45%. In fiscal 1997, the Bank continued its focus on increasing the loan portfolio by reinvesting the proceeds from branch purchases and from repayments on investment
and mortgage-backed securities into loans.   The increase in income from
investment securities was attributable to a $5.2 million increase in the average balance of investment securities to $71.8 million from $66.6 million, and a 7 basis point increase in the average yield on investment securities to 6.11% from 6.04%. The increase in income from mortgage-backed securities was attributable to a $6.5 million increase in the average balance of mortgage-backed securities to $144.3 million from $137.8 million, which was partially offset by a 2 basis point decrease in the average yield on mortgage-backed securities to 6.52% from 6.54%. Average balances for securities were higher in fiscal 1997 than fiscal 1996 because securities purchased during fiscal 1996 were held for the entire 1997 fiscal year.

     Interest Expense. Interest expense increased by $1.6 million, or 8.6%, to $20.2 million for the fiscal year ended September 30, 1997 from $18.6 million for the fiscal year ended September 30, 1996. Overall, the average balance of interest-bearing liabilities increased by $39.3 million in fiscal 1997, and the average rate paid on these liabilities increased 3 basis points to 3.78% in fiscal 1997 from 3.75% in fiscal 1996. The increase in interest expense resulted primarily from a $1.3 million increase in interest expense on certificates of deposit and a $195,000 increase in interest expense on money market and NOW accounts. The increase attributable to certificates of deposit resulted from a $24.8 million increase in the average balance of certificates of deposit to $237.3 million in fiscal 1997 from $212.5 million in fiscal 1996.
The increase in interest expense attributable to money market and NOW accounts was due to a $10.0 million increase in the average balance of these accounts to $109.3 million in fiscal year 1997 from $99.3 million in fiscal 1996. This increase was partially offset by a 5 basis point decrease in the average cost of money market and NOW accounts to 2.45% from 2.50%. The average balance in savings deposits increased by $3.5 million to $164.7 million in fiscal 1997 from $161.2 million in fiscal 1996, resulting in a $78,000 increase in interest expense for fiscal 1997.

     Net Interest Income. Net interest income increased $2.4 million, or 10.0%, to $26.4 million in fiscal 1997 from $24.0 million in fiscal 1996. The increase was attributable to a $7.5 million increase in net earning assets and a 6 basis point increase in the net interest margin to 4.36% in fiscal 1997 from 4.30% in fiscal 1996. The net interest rate spread increased 4 basis points to 3.92% in fiscal 1997 from 3.88% in fiscal 1996.

     Provision for Loan Losses. The Bank's provision for loan losses increased by $147,000 to $1.1 million for the year ended September 30, 1997 from $911,000 for the year ended September 30, 1996. The increase in the provision reflects management's evaluation of changes in the level of losses inherent in the loan portfolio as a result of ongoing portfolio growth and changes in the portfolio mix. The allowance for loan losses represented 0.93% of net loans receivable at September 30, 1997, compared to 0.91% at September 30, 1996.

     Non-Interest Income. Non-interest income was $2.7 million for the year ended September 30, 1997, a $260,000, or 10.6%, increase from $2.5 million for the year ended September 30, 1996. Income from bank services and fees on deposit accounts increased by $325,000 to $2.1 million for the fiscal year ended September 30, 1997, from $1.8 million in fiscal 1996 primarily reflecting higher transaction volume. Income from loan servicing decreased $65,000 for the year ended September 30, 1997 to $583,000 from $648,000 for fiscal 1996, as the balance of loans serviced for others declined due to refinancing trends and the Bank's decision to retain most loans originated during that period.

     Non-Interest Expense. Non-interest expense decreased by $2.1 million, or 9.4%, to $20.6 million for the year ended September 30, 1997 from $22.7 million for the year ended September 30, 1996. The decrease was due primarily to a non-recurring $3.3 million special assessment to recapitalize the SAIF during the year ended September 30, 1996. This was partially offset by an $852,000 increase in compensation and employee benefits, an $815,000 increase in amortization of branch purchase premiums, a $621,000 increase in other expenses and a $231,000 increase in occupancy and office expenses. Decreases in non-interest expense for the year ended September 30, 1997 compared to the year ended September 30, 1996 include a $213,000 decrease in advertising and promotion expense, and a $481,000 decrease in expenses for foreclosed real estate. Increases in compensation and employee benefits, amortization of branch purchase premiums, occupancy and other expenses in fiscal 1997 reflect the first full year of operating costs related to two purchased branches which were operated by the Bank for only four and six months, respectively, in fiscal 1996.

     Income Taxes. Income tax expense was $2.8 million for the year ended September 30, 1997 compared to $690,000 for the year ended September 30, 1996, representing effective tax rates of 38.1% in fiscal 1997 and 24.8% in fiscal 1996. The lower effective tax rate in fiscal 1996 primarily reflects the recognition of a deferred tax benefit due to an amendment in New York State tax law concerning tax bad debt reserves. See Note 10 of the Notes to Consolidated Financial Statements, included as an exhibit to this report.


Liquidity and Capital Resources

     The objective of the Bank's liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses the Bank's ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise.

     The Bank's primary sources of funds are deposits, proceeds from principal and interest payments on loans and securities, and to a lesser extent, borrowings and proceeds from the sale of fixed-rate mortgage loans in the secondary mortgage market. While maturities and scheduled amortization of loans and securities, and proceeds from borrowings are predictable sources of funds, other funding sources such as deposit inflows, mortgage prepayments and mortgage loan sales are greatly influenced by market interest rates, economic conditions and competition.

     The Bank's primary investing activities are the origination of both residential one- to four-family and commercial real estate loans, and the purchase of investment securities and mortgage-backed securities. During the years ended September 30, 1998, 1997 and 1996, the Bank's loan originations net of principal repayments were $58.1 million, $36.8 million and $39.8 million, respectively. Purchases of mortgage-backed securities totaled $35.5 million, $12.1 million and $72.3 million for the years ended September 30, 1998, 1997 and 1996, respectively. Purchases of investment securities totaled $23.0 million, $13.2 million and $42.4 million for the years ended September 30, 1998, 1997 and 1996, respectively. These activities were funded primarily by deposit growth and by principal repayments on loans and securities. Loan sales totaling $17.2 million provided an additional source of liquidity during the year ended September 30, 1998. Loan origination commitments totaled $50.5 million at September 30, 1998, comprised of $11.6 million at adjustable or variable rates and $38.9 million at fixed rates. In addition, commitments to sell fixed rate residential loans totaled $6.5 million at the same date. The Bank anticipates that it will have sufficient funds available to meet current loan commitments.

     Deposit flows are generally affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors.
The net increase in total deposits was $26.3 million, $1.6 million and $101.6 million for the years ended September 30, 1998, 1997 and 1996, respectively. The deposit increase in fiscal 1996 was primarily associated with two branch purchase transactions in which the Bank assumed deposit liabilities totaling $104.5 million. Certificates of deposit that are scheduled to mature in one year or less from September 30, 1998 totaled $200.0 million. Based upon its prior experience and current pricing strategy, the Bank believes that a significant portion of such deposits will remain with the Bank.

     The Bank monitors its liquidity position on a daily basis. Excess short-term liquidity if any, is usually invested in overnight federal funds sold. The Bank generally remains fully invested and utilizes additional sources of funds through FHLB advances, which amounted to $38.6 million at September 30, 1998.

     At September 30, 1998, the Bank exceeded all of its regulatory capital requirements with a leverage capital level of $50.6 million, or 7.4% of adjusted assets (which is above the required level of $20.6 million, or 3.0%) and a risk-based capital level of $55.5 million, or 14.2% of risk-weighted assets (which is above the required level of $31.3 million, or 8.0%). See Note 11 of the Notes to Consolidated Financial Statements included as an exhibit to this report.


Year 2000 Considerations
The following information constitutes "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act.

     The Bank, like all companies that utilize computer technology, is facing the significant challenge of ensuring that its computer systems will be able to process time-sensitive data accurately beyond the Year 1999 (referred to as the "Year 2000", or the "Y2K" issue). The Year 2000 issue has arisen since many existing computer programs use two digits rather than four in date fields that define the year. Such computer programs may recognize a date field using "00" as the Year 1900 rather than the Year 2000. Software, hardware and equipment both within and outside the Bank's direct control (and with which the Bank interfaces either electronically or operationally), are likely to be affected by the Year 2000 issue.

     The Bank has conducted a comprehensive review of its computer systems to identify systems that could be affected by the Year 2000 issue, and has developed an implementation plan (including establishing priorities for mission-critical applications) to modify or replace the affected systems and test them for Year 2000 compliance. The Bank's plan includes actions to identify Year 2000 issues attributable to its own systems as well as those of third parties who supply products and services to the Bank, or who have material business relationships with the Bank.

     The Bank realizes that the Year 2000 issue extends beyond the computer systems associated with its operations. The Bank has identified and begun a process of quantifying external risks posed by the Y2K problem. The Bank's Year 2000 plan addresses each of these factors and, in cases where risks may be high, the Bank has begun to take action to protect its interests, including establishing contingency plans to be activated in the event of system failures. In addition to its internal efforts, the Bank has employed the services of an outside firm to help it with this planning effort. Although no guaranty can be given that all internal systems and/or third parties will be prepared for the Year 2000 issue, the actions being taken by the Bank in response to Year 2000 issues are consistent with the guidelines set forth in policy statements issued by the bank regulatory agencies.

     The Bank has identified six mission-critical systems including its "core" data processing system for loans, deposits and the general ledger. In November 1998, the Bank converted to a new core system which it believes will enhance the quality of its information technology and result in improved customer service. Like the Bank's prior core system, the new system is maintained by a third-party
vendor.   Because other users of the Bank's new core system have already tested the applications at their sites, the Bank has secured approval to conduct proxy testing of its core system. Proxy testing limits the number of dates for which testing is required, and limits the number of tests which must be performed; however, the Bank intends to conduct its own testing of the core system. The Bank anticipates that it will complete this testing by March 31, 1999 and a detailed report of testing results will be produced. These results will be validated for accuracy by internal bank staff as well.

     The Bank is currently in the process of seeking assurances from third parties with whom it does business, either as to their current Year 2000 compliance or assurance that they are in the process of complying with the Year 2000 issue. For example, the Bank exchanges data with a number of other entities, such as credit bureaus, the Federal Reserve Bank, and governmental sponsored enterprises. The failure of these entities to adequately address the Year 2000 issue could adversely affect the Bank's ability to conduct its business. The risk also exists that some of the Bank's commercial borrowers may not be prepared for Year 2000 issues and may suffer financial harm as a result. This, in turn, represents risk to the Bank regarding the repayment of loans from those commercial customers. The Bank has surveyed its existing commercial customers with aggregate outstanding loan balances of $250,000 or more regarding their Year 2000 preparedness, and is now conducting follow-up interviews with its larger commercial borrowers to determine their readiness. Thus, while the Bank does not yet have specific financial data regarding the potential effect of the Year 2000 issues on its commercial customers, the Bank recognizes this as a risk and will continue to seek evidence of preparedness from its major borrowers. The Bank also has begun a process to assess Year 2000 readiness as a component of its risk evaluation for new commercial borrowers.

     While the Bank expects to complete its Year 2000 plan on a timely basis, there can be no assurance that its own systems or the systems of other companies will be completed in a timely fashion. Contingency plans are being developed for its in-house sytems on a department-by-department basis in anticipation of the possibility of unplanned system difficulties. It is expected that most of these plans will provide for some type of manual record keeping and reporting procedures, and will be completed by June 30, 1999 as part of the Bank's overall contingency planning process. In preparing its contingency plan, the Bank has categorized potential events as "uncontrollable" and "controllable". Uncontrollable events, such as loss of the global power grid and telephone service failures, will affect all companies, government and customers. These global events cannot be remedied by anyone other than the appropriate responsible party, but require the preparation of a business resumption contingency plan. The Bank has documented pre-determined actions to help it resume normal operations in the event of failure of any mission-critical service and product, as specified in the Bank's Year 2000 inventory list. For example, the Bank is ensuring the availability of cash to meet potential depositor demand due to concerns about the availability of funds after December 31, 1999. As part of its contingency planning process, the Bank will conduct a business impact analysis to identify potential disruption and the effect such disruption could have on business operations should a service provider or software vendor be unable to restore systems and/or business operations. The Bank will establish a recovery program that identifies participants, processes and equipment that might be necessary for the Bank to function adequately. The basic priorities for restoring service will be based on the essential application processing required to ensure that the Bank can continue to serve its customers. The Bank will also institute a resumption tracking system for critical operations to ensure that appropriate pre-determined actions are identified. The tracking system will also identify any required resources (equipment, personnel etc.) needed to restore operations.

     Monitoring and managing the Year 2000 issue will result in additional direct and indirect costs for the Bank. Direct costs include potential charges by third-party software vendors for product enhancements, costs involved in testing software products for Year 2000 compliance, and any resulting costs for developing and implementing contingency plans for critical software products which are not enhanced. Indirect costs will principally consist of the time devoted by existing employees in monitoring software vendor progress, testing enhanced software products, and implementing any necessary contingency plans. The Bank's direct and indirect costs of addressing the Y2K issue are charged to expense as incurred, except for costs incurred in the purchase of new software or hardware, which are capitalized. To date, costs incurred primarily relate to the dedication of internal resources employed in the assessment and development of the Bank's Year 2000 plan, as well as the testing of hardware and software owned or licensed for its personal computers. Based on knowledge as of the date hereof, total direct and indirect Year 2000 costs are not expected to exceed $500,000, of which less than $200,000 was incurred through September 30, 1998.